UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15 (d) OF
THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

|X| ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005

OR

|_| TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to ________

Commission File Number 1-6028

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

LINCOLN NATIONAL CORPORATION EMPLOYEES’ SAVINGS AND PROFIT-SHARING PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Lincoln National Corporation
1500 Market Street, Suite 3900
Centre Square West Tower
Philadelphia, PA 19102

REQUIRED INFORMATION

Financial statements and schedules for the Lincoln National Corporation Employees’ Savings and Profit-Sharing Plan, prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, are contained in this Annual Report on Form 11-K.

Lincoln National Corporation
Employees’ Savings and Profit-Sharing Plan

Financial Statements

As of and for the years ended December 31, 2005 and 2004, with Report of Independent Registered Public Accounting Firm.

Lincoln National Corporation
Employees’ Savings and Profit-Sharing Plan

Financial Statements and Supplemental Schedule

Years ended December 31, 2005 and 2004

Contents

Report of Independent Registered Public Accounting Firm	1

Audited Financial Statements:

Statements of Net Assets Available for Plan Benefits	2
Statement of Changes in net Assets Available for Plan Benefits	3
Notes to Financial statements	4

Supplemental Schedule

Schedule H, Line 4i—Schedule of Assets (Held At End of year)	8

Report of Independent Registered Public Accounting Firm

Lincoln National Corporation Plan Administrator
Lincoln National Corporation

We have audited the accompanying statements of net assets available for benefits of the Lincoln National Corporation Employees’ Savings and Profit-Sharing Plan as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for each of the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
Philadelphia, Pennsylvania
June 6, 2006

Lincoln National Corporation
Employees' Savings and Profit-Sharing Plan

Statements of Net Assets Available for Plan Benefits

	December 31
	2005	2004
Assets

Investments
Common stock account	$146,241,659	$140,889,987
Pooled separate accounts	272,402,495	242,834,251
Investment contract	56,188,550	56,154,139
Participant loans	9,072,421	8,101,883
Total investments	483,905,125	447,980,260
Accrued interest receivable	193,609	192,133
Cash	309,814	-
Contributions receivable from participating employers	18,643,580	16,859,561
Due from broker	343,617	-
Total assets	503,395,745	465,031,954

Liabilities
Due to broker	-	6,676
Total liabilities	-	6,676
Net assets available for plan benefits	$503,395,745	$465,025,278

See accompanying notes.

Lincoln National Corporation
Employees' Savings and Profit-Sharing Plan

Statements of Changes in Net Assets Available for Plan Benefits

	Years ended December 31
	2005	2004
Additions
Investment income:
Cash dividends--Lincoln National Corporation	$4,070,537	$4,260,851
Interest--The Lincoln National Life Insurance Company	2,319,400	2,399,534
Interest on participant loans	518,469	485,418
Total investment income	6,908,406	7,145,803

Contributions:
Participants	26,570,401	24,101,773
Rollovers	2,741,064	1,316,025
Participating employers	27,038,480	24,728,008
Total contributions	56,349,945	50,145,806

Total additions	63,258,351	57,291,609

Deductions
Distributions to participants	(62,215,816)	(60,318,646)
Transfers to affiliated plans	(593,909)	(3,588,680)
Administrative expenses	(301,755)	(230,468)
Total deductions	(63,111,480)	(64,137,794)

Net realized and unrealized appreciation
in fair value of investments	38,223,596	42,141,595

Net increase in net assets available for plan benefits	38,370,467	35,295,410
Net assets available for plan benefits at beginning of the year	465,025,278	429,729,868
Net assets available for plan benefits at end of the year	$503,395,745	$465,025,278

See accompanying notes.

Lincoln National Corporation
Employees' Savings and Profit-Sharing Plan

Notes to Financial Statements

December 31, 2005

1. Significant Accounting Policies

Investments Valuation and Income Recognition

The investment in Lincoln National Corporation ("LNC") common stock is valued at the closing sales price reported on the New York Stock Exchange Composite Listing on the last business day of the year.

The Wells Fargo Bank Short-Term Investment Account, which is included in the common stock fund, is valued at cost, which approximates fair value.

The fair value of participation units in pooled separate accounts is based on quoted redemption value on the last business day of the year.

The investment contracts are valued at contract value as estimated by The Lincoln National Life Insurance Company ("Lincoln Life"). Contract value represents net contributions plus interest at the contract rate. These contracts are fully benefit responsive.

Participant loans are valued at their outstanding balances, which approximate fair value.

The cost of investments sold, distributed or forfeited is determined using the specific identification method. Investment purchases and sales are accounted for on a trade date basis.

Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

Preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. Description of the Plan

The Lincoln National Corporation Employees’ Savings and Profit-Sharing Plan (“Plan”) is a contributory, defined contribution plan which covers substantially all employees of LNC and certain of its subsidiaries (“Employer”) who meet certain eligibility requirements as defined by the Plan. A participant may make pre-tax contributions at a rate of at least 1% but not more than 25% of eligible earnings (not more than 9% for highly compensated employees for 2005 and 2004), up to a maximum annual amount as determined under applicable law. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

In addition to each participant's pre-tax contributions, Employer matching contributions to the Plan are provided in the form of a basic match of $0.50 for each dollar a participant contributes, not to exceed 6% of eligible earnings, and an annual discretionary match of up to $1.00 for each dollar contributed by an eligible participant, not to exceed 6% of eligible earnings. Participants employed on the last day of the plan year are eligible to receive the discretionary match, as are participants who retired, died, became disabled or whose job was eliminated during the plan year. The amount of the discretionary match varies according to whether LNC has met certain performance-based criteria, as determined by the Compensation Committee of LNC's Board of Directors.

Lincoln National Corporation
Employees' Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)

2. Description of the Plan (continued)

Participants’ pre-tax, other contributions, and earnings thereon are fully vested at all times. Employer contributions vest based upon years of service as defined in the Plan document as follows:

Years of Service	Percent Vested
1	0%
2	50%
3 or more	100%

As a result of changes in participants’ employment status, $593,909 and $3,588,680 were transferred to an affiliated Lincoln Life plan during 2005 and 2004, respectively.

Participants direct the Plan to invest their contributions and the basic Employer matching contributions in any combination of the investment options offered under the Plan. Discretionary Employer contributions are initially invested in the LNC Common Stock Account; however, participants can immediately direct the investment of the discretionary Employer matching contributions to other investment options.

The Employer has the right to discontinue contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, all amounts allocated to participants’ accounts shall become fully vested.

Participants have the option of either receiving payment of dividends earned with respect to shares in the LNC Common Stock Account or having the dividends reinvested in the LNC Common Stock Account.

The Plan may make loans to participants in amounts up to 50% of the vested account value to a maximum of $50,000 but not more than the total value of the participant's accounts excluding Employer contributions that have not been in the Plan for two full years, less the highest outstanding loan balance in the previous twelve month period. Interest charged on new loans to participants is established monthly based upon the prime rate plus 1%. Loans may be repaid over any period selected by the participant up to a maximum repayment period of 5 years except that the maximum repayment period may be 20 years for the purchase of a principal residence.

Upon termination of service due to disability, retirement or job elimination, a participant or beneficiary, in case of the participant’s death, may elect to receive either a lump-sum amount equal to the entire value of the participant’s account or an installment option if certain criteria are met. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. Vested account balances less than $1,000 are immediately distributable under the terms of the Plan, without the Participant’s consent, unless the participant has made a timely election of rollover to an Individual Retirement Account ("IRA") or other qualified arrangement.

Each participant's account is credited with the participant's contributions, Employer contributions, and applicable investment earnings thereon, and is charged with an allocation of administrative expenses and applicable investment losses. Forfeited non-vested amounts are used to reduce future Employer contributions. Forfeitures of $361,048 and $785,638 were used to offset contributions in 2005 and 2004, respectively. Unallocated forfeitures were $281,298 and $275,221 at December 31, 2005 and 2004, respectively.

Lincoln National Corporation
Employees' Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)

3. Investments

The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows:

	December 31, 2005		December 31, 2004
	Number of		Number of
	Shares, Units	Fair	Shares, Units	Fair
	or Par Value	Value	or Par Value	Value
Common stock---Lincoln
National Corporation	2,701,460	$143,258,423	2,955,554	$137,965,261
Pooled separate accounts--Lincoln Life:
Core Equity Account	1,881,227.408	27,908,761	1,978,824.082	27,932,289
Medium Capitalization Equity Account	1,763,506.626	24,266,380	1,939,138.175	24,332,305
Large Capitalization Equity Account	2,562,318.645	24,452,719	2,586,927.076	21,565,141	*

Investment contracts--Lincoln Life	$56,188,550	56,188,550	$56,154,139	56,154,139

* Individual investment does not represent 5% or more of the Plan's assets but is presented for comparative purposes.

The investment contracts (Guaranteed Fund) earned an average interest rate of approximately 4.0% in both years. The credited interest rates for new contributions, which approximate the current market rate, were 4.0% at both December 31, 2005 and 2004, respectively. The rate on new contributions is guaranteed through the three succeeding calendar year quarters. The credited interest rates for the remaining contract value balance was 4.0% at both December 31, 2005 and 2004 and were determined based upon the performance of the Lincoln Life's general account. The credited interest rates can be changed quarterly. The minimum guaranteed rate is 4.0%. The guarantee is based on Lincoln Life's ability to meet its financial obligations from the general assets of Lincoln Life. Restrictions apply to the aggregate movement of funds to other investment options. The fair value of the investment contracts approximates contract value. Participants are allocated interest on the investment contracts based on the average rate earned on all Plan investments in the investment contract.

During 2005 and 2004 the Plan's investments (including investments bought, sold, as well as held during the year) appreciated in fair value as follows:

	2005	2004
Fair value as determined by quoted market price:
Common stock	$18,890,001	$19,144,475
Pooled separate accounts	19,333,595	22,997,120
Total	$38,223,596	$42,141,595

4. Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2005	2004
Net assets available for benefits per the financial statements	$503,395,745	$465,025,278
Amounts allocated to withdrawn participants	(327,100)	-
Net assets available for benefits per the Form 5500	$503,068,645	$465,025,278

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

	Year Ended December 31 2005
Benefits paid to participants per the financial statements	$62,215,816
Amounts allocated on Form 5500 to withdrawn participants at December 31, 2005	327,100
Benefits paid to participants per the Form 5500	$62,542,916

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit payments that have been processed and approved for payment prior to year-end but not yet paid. There were no pending payments in 2004.

Lincoln National Corporation
Employees' Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated April 30, 2004, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

6. Tax Implications to Participants

Federal (and most state) income tax is deferred on participants' pre-tax contributions, the Employer's contributions, and income earned in the Plan until actual distribution or withdrawal from the Plan.

7. Transactions with Parties-in-Interest

The Plan has investments in common stock of LNC and in pooled separate accounts and investment contracts with Lincoln Life. Lincoln Life charges the Plan for certain administrative expenses including trustee and audit fees. Total administrative expenses charged were $301,755 and $230,468 in 2005 and 2004, respectively.

8. Concentrations of Credit Risks

The Plan has investments in common stock of LNC, pooled separate accounts, and unallocated investment contracts with Lincoln Life of $143,258,424, $272,402,495 and $56,188,550 respectively, at December 31, 2005 (28.46%, 54.11% and 11.16% of net assets, respectively). The same investments at December 31, 2004 were $137,965,261, $242,834,251 and $56,154,139, respectively (29.67%, 52.22% and 12.08% of net assets, respectively). LNC and Lincoln Life operate predominately in the insurance and investment management industries.

The Plan invests in various investment securities. Investment securities are exposed to various risks including, but not limited to, interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for plan benefits.

9. Subsequent Events

On Monday, October 10, 2005, Lincoln National Corporation, the parent company of the Lincoln Financial Group of companies, and Jefferson Pilot Corporation, the parent company of the Jefferson Pilot Financial Group of companies, announced a definitive merger agreement. The merger of the two companies was effective April 3, 2006, with the merger of the 401(k) plans effective June 1, 2006. The merged company will operate under the brand name Lincoln Financial Group.

	Lincoln National Corporation
	Employees' Savings and Profit-Sharing Plan

	Plan Number: 009
	EIN: 35-0472300

	Schedule H, Line 4i--Schedule of Assets (Held at End of Year)

	December 31, 2005

	(b)	(c)		(d)	(e)
		Description of Investment
		Including Maturity
	Identity of Issuer, Borrower,	Date, Rate of Interest,			Current
	Lessor or Similar Party	Par or Maturity Value		Cost	Value

*	Common stock:
	Lincoln National Corporation
	Common Stock	2,701,460.000	units	**	$ 143,258,423
	Wells Fargo Bank Short-Term
	Investment Account	2,983,235.640	units	**	2,983,236
					146,241,659
*	Pooled separate accounts – The Lincoln
	National Life Insurance Company:
	Core Equity Account	1,881,227.408	participation units	**	27,908,761
	Medium Capitalization Equity Account	1,763,506.626	participation units	**	24,266,380
	Short Term Account	4,906,350.340	participation units	**	18,533,247
	Government/ Corporate Bond Account	1,851,436.770	participation units	**	16,556,844
	Large Capitalization Equity Account	2,562,318.645	participation units	**	24,452,719
	Balanced Account	1,405,708.507	participation units	**	11,426,723
	High Yield Bond Account	2,623,452.849	participation units	**	10,316,204
	Small Capitalization Equity Account	2,483,703.078	participation units	**	20,687,260
	Value Equity Account	4,473,884.847	participation units	**	11,505,938
	International Equity Account	2,359,397.278	participation units	**	23,049,173
	Conservative Balanced Account	1,297,897.468	participation units	**	2,855,504
	Aggressive Balanced Account	1,940,881.019	participation units	**	4,927,703
	Delaware Value Account	3,717,058.239	participation units	**	6,636,436
	Scudder VIT Equity 500 Index Account	15,024,112.881	participation units	**	15,758,792
	Fidelity VIP Contrafund Account	9,175,855.362	participation units	**	13,381,150
	Neuberger-Berman AMT Regency Account	4,569,242.388	participation units	**	7,290,226
	Social Awareness Account	2,383,166.071	participation units	**	2,829,295
	American Funds New Perspective Account	6,571,282.404	participation units	**	6,978,702
	Neuberger Berman Mid-Cap Growth Account	6,003,774.980	participation units	**	7,294,587
	Scudder VIT Small Cap Index Account	5,666,300.142	participation units	**	9,182,806
	Janus Aspen Series Growth Account	240,421.901	participation units	**	2,354,211
	Fidelity VIP Overseas Account	290,828.787	participation units	**	4,209,834
					272,402,495
*	Investment contracts – The Lincoln
	National Life Insurance Company
	(Guaranteed Account)		4.0% interest rate	**	56,188,550

Participant loans		Various loans at interest rates
		varying from 5.0% to 11%		–	9,072,421
					$ 483,905,125

*	Indicates party-in-interest to the plan.
**	Indicates a participant-directed account. The cost disclosure is not applicable.

SIGNATURE

THE PLAN: Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Lincoln National Corporation Employees' Savings and Profit-Sharing Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Lincoln National Corporation Employees' Savings and Profit-Sharing Plan
By: /s/Joanne Savitsky
Date: June 29, 2006	Joanne Savitsky
Plan Administrator